Annual Report

Cover Page

Name of issuer:

Halcium Energy Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: UT

Date of organization: 1/6/2021

Physical address of issuer:

1572 N 600 W
West Bountiful UT 84087

Website of issuer:

http://www.halcium.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$174,220.00	$494,403.00
Cash & Cash Equivalents:	$154,172.00	$462,019.00
Accounts Receivable:	$66.00	$0.00
Short-term Debt:	$6,373.00	$1,497.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$100.00	$100.00
Net Income:	($325,059.00)	($220,489.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Halcium Energy Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

Late filing

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Nicholas Hodges	CEO	Halcium Energy Inc	2021
Debbie Hodges	Marketing & Design	Self-employed	2021
Emil Bohn	Executive consultant	Self-employed	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Nicholas Hodges	CEO	2021
Nicholas Hodges	Secretary	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal

financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Nicholas Hodges	5000000.0 Common Class B	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile

*under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Investment in the Company involves high uncertainty and a broad variety of significant risks. Any investment in the Company (also sometimes referred to herein as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. This risk relates to the various risk factors described below, among others. Furthermore, the purchase of any of the SAFES (as defined hereinafter) being offered by the Company (the "Securities") should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each potential investor should consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in any investment in the Securities.

Any valuation at this stage is difficult to assess and may be significantly inaccurate. The valuation for the offering was established by the Company. Unlike publicly listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups and pre-commercial enterprises, such as the Company, is difficult to assess and you may risk overpaying for your investment. Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical only and are

based on management's estimate of the likely results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable, but which may be largely inaccurate. Some assumptions invariably will not materialize exactly as predicted (or at all) due to various reasons, such as unanticipated events and circumstances. Therefore, actual results of operations are virtually certain to vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Our technology is early stage (prototype only) and it may prove impractical or impossible to achieve the Company's technological aims. Our technology as of today is very early stage—with the Powerpod existing only in prototype form. Our prototype has not yet fully proven (and may never fully prove) the concept on which it is based; rather, it has only, thus far, been unable to disprove such concept. It is still possible we may not be able to achieve our technical goals. In short, the technology envisioned by the Company may prove to be impossible (physically or technologically) or impractical (from a business perspective) to bring to fruition. Key assumptions or current understandings on which the technology or prototype is based may turn out to be inaccurate. Furthermore, if it is brought to fruition, the technology may prove to yield less profits (if any at all) for the Company than may be forecasted now or at any point hereafter.

We may never have an operational product or service (or any sales of any kind). There may never be an operational Powerpod (or any other product now or hereafter envisioned by the Company), despite the Company's hopes and forecasts to the contrary, and it is possible that any such product never is brought to market, as a result of any technical or business challenges that may exist or arise. It is possible that the failure to release such product is the result of a change in business model upon Company's making a determination that its business model, or some other factor, will not be in the best interest of Company and/or its shareholders, creditors or other stakeholders.

Our status as an early-stage company, attempting to develop new technology, gives rise to a wide array of significant risks and uncertainties. As an early-stage entity developing new technology, the Company may encounter significant difficulties such as unanticipated problems related to the development and testing of its product, initial and continuing regulatory compliance (which may prove burdensome for the Company given its size or for

other reasons), inventory acquisition or production (or costs related thereto), and competitive and regulatory environments in which the Company intends to operate. It is uncertain at this state of its development if the Company will be able to effectively resolve any such problems, should they occur. If the Company cannot resolve an unanticipated problem, it may be forced to modify or abandon its business plan. Our current and proposed operations are subject to all business risks associated with new enterprises. These include, but are not limited to, fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We have never turned a profit, and there is no assurance that we will become profitable or generate sufficient revenues (or that losses will be limited) in any way.

Our business and financial projections are only projections and may be inaccurate. There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for our final product once that product is completed and that people will consider it to be a better option than a competing product, or that the development of the product will succeed.

Developing new product(s) or technology, as the Company is attempting to do, entails significant risks and uncertainties. We are currently in the research and development stage (prototype product only). Delays or cost overruns in the development of our PowerPod (and/or any other products) may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, difficulty finding vendors or manufacturing partners, changes to design, difficulty securing all necessary intellectual property rights and/or any number of regulatory hurdles. Any of these events, circumstances or factors could materially and adversely affect our performance and results of operations. In addition, during the time it takes to develop product there may be market changes including known or unknown competitors (that may develop better technology, business models or marketing solutions), customer demand may change, and/or the economies supporting the projected markets for the Company's product(s) may go into recession.

The anticipated costs of production are based on early forecasts, which may turn out to be significantly inaccurate, threatening the feasibility of generating profits. As mentioned above, the Company's technology is still very early stage. Thus, there is substantial likelihood that costs

of production will exceed expectations. Costs of production or inventory acquisition might be or become high enough to prevent the Company from being able to produce the product at a low enough cost that would the Company to generate any profits of any kind.

There is a risk of slow market adoption of the Company's technology. As the Company's technology is very early stage, it is possible that the prospective customer base turns out to be slower to adopt new technologies (such as the Company's) than is expected by the Company, potentially causing the Company to be unsuccessful operationally, either initially or altogether.

Competition is likely to be or become significant. The PowerPod has already received a lot of attention from the market, which means competitors have taken notice. It's most likely only a matter of time before some other company comes out with something similar but just different enough to 'get away with it', both legally and practically speaking. That may happen before we launch or before we can take a significant portion of market share.

Nature of energy as a commodity may conceivably hurt the Company's results of operations. Energy, whether generated by wind (as envisioned with the PowerPod), solar or other means, is ultimately a commodity, making it subject to substantial downward pricing pressure. Along these lines, many alternative forms of energy exist, and if the price of one form of energy becomes lower than the form of energy for which the PowerPod is designed (wind energy), sales of the PowerPod could suffer, hurting our profitability and causing substantial losses.

Planned manufacturing techniques may prove inadequate. The company currently expects to use certain manufacturing strategies and techniques, potentially including just-in-time manufacturing within (or near) various nations or other markets where products are expected to be sold, to hopefully reduce or otherwise manage costs and risks (e.g. tariffs, shipping/customs delays) often experienced by businesses that focus all production in a single, central location that serves all markets. These strategies and techniques may prove, in fact, to be unsuccessful in reducing or managing any costs or risks and/or to not be viable in certain (or any) markets.

The Company will likely need to raise additional funds at some point, and if the Company cannot raise sufficient funds it will not succeed. Even if the maximum amount of this offering is raised, the Company may (and is likely to) need additional funds in the future in order to grow, and if

it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount (or target) of funds sought in this offering ("Minimum Funding Target"), it will have to find other sources of funding for some of the plans outlined in this Form C. It is expected that if we reach only our Minimum Funding Target in this offering, we will need to raise additional funds in order to complete our acquisition of our desired initial batch of inventory. We may be unable to raise such additional funds. Furthermore, our determination as to the expected costs for completing such initial inventory acquisition, and what would constitute the minimum viable quantity of such initial inventory for us, are based only on estimates which may prove to be materially inaccurate. If the Company obtains debt financing in the future, the terms of such debt (including, but not limited to, the interest rate) may prove burdensome to the Company.

Management has broad discretion as to use of proceeds and may fail to make allocation decisions that achieve success. Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described herein is merely an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Supply chain issues, stemming from COVID-19 or otherwise, could harm the Company or its operations. As a product-based company involved in designing and manufacturing complex new technology, the Company is particularly vulnerable to any supply-chain-related disruptions or issues. COVID has caused some particularly strange issues with the global supply chain. Even a year into the pandemic there are still gaping holes in the supply chain around certain items, particularly electronics and batteries. Therefore, raw material inputs of the PowerPod, such as, but not limited to, energy conversion electronics (e.g., alternators and inverters) may become unavailable or available only at costs which exceed levels of economic feasibility. Supply chain problems may cause problems or delays with a product launch and/or continued supply chain issues for us. There may be shipping delays or excessive shipping costs for key components needed to manufacture our products. Any or all of these events could curtail or prevent Company profits.

Certification risks apply. Anticipated components of our

products may require certification (for example, UL certification) for installation in various markets—this could be regional or specific to the product type. It is possible that our products do not gain UL certification (if applicable, or any other certification that is required under applicable law to use or install), which could harm our operational and financial performance.

Regulatory issues may prevent or substantially impede the Company's success. Regulatory or governmental requirements and rules may exist, or become enacted, in any markets where the Company hereafter does business, which may harm or limit the Company or its operations. For example, local zoning ordinances in markets where we do business may limit installation of our products, such as the PowerPod, on customer's rooftops, likely decreasing the sales potential in such market.

It is possible that the Securities may never become convertible or that a liquidity event (such as an acquisition of the Company) may never occur. It is possible that the Securities may never become convertible. For example, the Company may never sponsor an equity offering that involves preferred stock or actually receive any sought-after equity funding. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity.

The Securities are subject to numerous restrictions and limitations and could prove to be totally illiquid. The Securities are subject to numerous transfer restrictions (both by the SEC and pursuant to the terms of the SAFEs themselves) and will likely be highly illiquid, with no currently established secondary market on which to sell them, and this is likely to be the case for some significant amount of time and potentially forever. The Securities, being SAFEs, are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Company's success is tied to intellectual property rights, and it faces material risks related to intellectual property. There is/are patent(s) pending with the U.S. PTO in relation to the Company's technology; the rights to such patent(s) are held by an affiliate entity of the Company (the "Related Party IP Owner"), and not by the Company directly. Therefore, the Company will not have direct control over all patent-related rights in connection with its

business. It may be difficult or impossible for the Related Party IP Owner to obtain approval of such patent(s) pending. Such patent right(s) (and any other intellectual property rights) may be difficult or impossible to obtain and/or protect in various markets which we decide to enter. The Company's intellectual property (such as patents, trademarks, copyrights (if any), internet domain names, and trade secrets (if any) may not be (or ever become) registered with the proper authorities. If the Company becomes involved in any litigation or dispute as to any matter related to intellectual property, it could be or become very expensive and harm the Company's financial results.

Our trademarks, copyrights (if any) and other intellectual property could be unenforceable or ineffective. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design or brand around our intellectual property, find prior art (or other legal arguments) to invalidate it (as applicable) or render any patent, trademark or other intellectual property rights we may obtain unenforceable or ineffective through some other mechanism. This could also impair the Company's ability to compete in the marketplace.

Significant changes in the Company's goals, product mix and/or our business model are possible and may give rise to additional risks. We are an early-stage venture. It is possible that, we may end up designing new or different products from any we currently intend to design (such as the PowerPod). Similarly, we may venture into industries and/or markets which we do not currently contemplate entering. These industries and/or markets may present risks which are not currently understood by us or you, which risks could harm the Company and/or its results of operations.

Even if we hit our technical goals, we may lack the funds needed begin manufacturing and purchase the initial round of inventory. The amounts needed for inventory, factory tooling, and initial costs may exceed the amounts left over from this initial raise. If so, an additional raise may be necessary. If we're unable to raise another round to pay for these, or any other necessary costs to begin selling product and operating a viable company, we may not be successful or our success could be limited compared to what it could have otherwise been.

The Company may choose to close the round with an amount less than the stated maximum funding amount of the WeFunder campaign. Even if a larger amount is funded, the Company may choose to only take a portion of amount

the Company may choose to only take a portion of amount that has actually been funded. If the amount closed, up to and including the maximum campaign goal, is insufficient to reach our goals, another round will have to be raised in order to continue operations. There is no guarantee another round could be raised.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

As a small business, the Company depends heavily on key personnel and there are substantial risks to the Company related to personnel. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we will (or may) require to successfully become operational, grow our business or achieve profitability. Costs of labor may fluctuate or increase, potentially limiting or restricting the ability of the Company to achieve significant (or any) profit margins.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights

Common Class A	20,000,000	0	Yes ⌄
Common Class B	5,000,000	5,000,000	Yes ⌄
Preferred	10,000,000	0	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Nick Hodges
Issue date	07/14/24
Amount	$10,000.00
Outstanding principal plus interest	$10,000.00 as of 08/15/24
Interest rate	0.0% per annum
Current with payments	Yes

Stockholder loan; there is no maturity date and no payment terms have been determined.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
9/2021	Regulation Crowdfunding	SAFE	$899,261	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Nick Hodges
Amount Invested	$10,000.00
Transaction type	Loan
Issue date	07/14/24
Outstanding principal plus interest	$10,000.00 as of 08/15/24
Interest rate	0.0% per annum
Current with payments	Yes
Relationship	CEO

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law,

or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☐ Yes
☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Safe, effective small wind turbines for homes and businesses.

I believe in the future of clean power, but current wind turbines just didn't look like something I'd want on my house or business. I wanted a viable option besides solar panels to help generate power in cities and towns.

Milestones

Halcium Energy Inc. was incorporated in the State of Utah in January 2021.

Since then, we have:

- A small wind turbine with no external moving parts.

- Specifically designed to produce energy in towns and cities.

- Omnidirectional - can take wind from changing directions, or even multiple directions at once.

- We've received interest from people, businesses, non-profits, and governments across the world.

- Distributed energy is a $285 billion market a year - projected $918 billion by 2032.

- Over 40,000 people have signed up to be notified when the PowerPod is ready to sell.

- Over 3,000 have signed up to become installers or distributors.

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was incorporated in January 2021 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2023, the Company had revenues of $0 compared to the year ended December 31, 2022, when the Company had revenues of $0.

- *Assets.* As of December 31, 2023, the Company had total assets of $174,220, including $154,172 in cash. As of December 31, 2022, the Company had $494,403 in total assets, including $462,019 in cash.

- *Net Loss.* The Company has had net losses of $325,059 and net losses of $220,489 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

- *Liabilities.* The Company's liabilities totaled $6,373 for the fiscal year ended December 31, 2023 and $1,497 for the fiscal year ended December 31, 2022.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $10,000 in debt, $899,261 in SAFEs, and $45,000 in Kickstarter funds.

After the conclusion of this Offering, should we hit our

minimum funding target, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Halcium Energy Inc. cash in hand is $9,590.02, as of August 2024. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $20,405/month, for an average burn rate of $20,405 per month. Our intent is to be profitable in 24 months.

Trends in expenses have remained fairly stable over the past 24 months. Expenses will rise rapidly during the next phase of development as we pay a 3rd party to engineer our turbine.

I expect expenses to be significantly higher in the coming months as we're now paying a 3rd party engineering firm to take over development of our prototype. We've stretched $900,000 over nearly 3 years, whereas we expect to spend $2 million in the next 2 years. At that point, I believe we'll need to raise another round to tool production and purchase inventory, however that remains to be seen. We don't currently know exact expenses for the next 6 months but I expect to put a large deposit down with the engineers, probably close to $300,000, from which they'll work over those next 6 months.

Development is expected to be last 2 years, at which point we expect to be able to tool factories and purchase inventory. Being a lean startup, I hope to be profitable after 2 years of selling product. We anticipate needing to raise 1-3 more rounds of capital in the future, depending on the results of this round.

We have no additional sources of capital. Budgets are

being established with the engineers to help us forecast monthly expenses so we can plan accordingly. Current investors have been hesitant to bring on a large angel investor. However, we're currently exploring options for bringing on a qualified partner who can be an additional source of capital. No such partner has yet been identified.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Nicholas Hodges, certify that:

(1) the financial statements of Halcium Energy Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Halcium Energy Inc. included in this Form reflects accurately the information reported on the tax return for Halcium Energy Inc. filed for the most recently completed fiscal year.

Nicholas Hodges
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be

compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.halcium.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Debbie Hodges
Emil Bohn
Nicholas Hodges
Nicholas Hodges

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    SPV Subscription Agreement - Early Bird

    Early Bird SAFE (Simple Agreement for Future Equity)

    SPV Subscription Agreement

    SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

    Financials 1

Appendix D: Director & Officer Work History

    Debbie Hodges

    Emil Bohn

    Nicholas Hodges

    Nicholas Hodges

  Appendix E: Supporting Documents

    ttw_communications_82792_191727.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and

Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Halcium Energy Inc.

By

Nicholas Hodges

Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Nicholas Hodges

Founder
8/22/2024

Debbie Hodges

Board Member
8/23/2024

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile

information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.